[DECHERT LLP LETTERHEAD]

April 28, 2017

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	RUSSELL INVESTMENT FUNDS, FILE NOS. 33-18030, 811-5371

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Funds (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 66 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment contains two Prospectuses and two Statements of Additional Information for nine series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on May 1, 2017. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7171 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Nicholas Di Lorenzo
Nicholas Di Lorenzo

cc: John V. O’Hanlon